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TARAWERA FORESTS LIMITED

TARAWERA LAND COMPANY LIMITED

MAORI INVESTMENTS LIMITED

TENON MANUFACTURING LIMITED

DEED RECORDING AGREEMENT FOR THE SALE AND PURCHASE OF TARAWERA FOREST

CONTENTS

DEED dated 20 October 2004

PARTIES

TARAWERA FORESTS LIMITED ("Vendor")

TARAWERA LAND COMPANY LIMITED ("Purchaser")

MAORI INVESTMENTS LIMITED ("Purchaser's Guarantor")

TENON MANUFACTURING LIMITED ("Guarantor")

INTRODUCTION

A. The Vendor owns the Property and the Improvements.

B. The Vendor has agreed to sell, and the Purchaser has agreed to purchase, the Property and the Improvements and the Purchaser has agreed to assume the Assumed Liabilities, in each case on the terms and conditions contained in this Deed.

C. The Guarantor has agreed to guarantee certain of the obligations of the Vendor under this Deed.

D. The Purchaser's Guarantor has agreed to guarantee the obligations of the Purchaser under this Deed.

AGREEMENT

1. **DEFINITIONS AND INTERPRETATION**

1.1 **Definitions:** In this Deed, unless the context otherwise requires:

"Access Licence" means the licence to be granted by the Purchaser to Tenon and its Related Companies substantially on the terms set out in **Schedule 8** and otherwise on such terms and conditions agreed by the parties acting reasonably (taking into account that party's commercial interests);

"Agreed Form" means in a form agreed by the parties prior to execution of this Deed and initialled on behalf of the Vendor and on behalf of the Purchaser for the purposes of identification;

"Associated Agreements" means the contracts listed in **Schedule 3**;

"Assumed Liabilities" means the liabilities to be assumed by the Purchaser being the obligations of the Vendor under each of the Associated Agreements and the Transferring Environmental Approvals which includes, for the avoidance of doubt, the obligations of the Vendor under the Forestry Right;

"Bank Bill Rate" means the average New Zealand dollar 90 day bank bill bid rate (rounded upwards to the nearest second decimal place) as appearing at 10.45 am or

"**Forestry Right**" means the memorandum of transfer dated 4 June 2004 between the Vendor as grantor and Tiaki Plantations Company as grantee;

"**GST**" means goods and services tax imposed pursuant to the GST Act;

"**GST Act**" means the Goods and Services Tax Act 1985;

"**GST Date**" means the last day on which the Vendor can pay GST in respect of the supply of the Property and the Improvements under this Deed in accordance with the GST Act without incurring any penalty for late payment;

"**GST Deed**" means a deed in the form set out in **Schedule 9**;

"**Hydro Road Bark Dump Licence**" means the licence to be granted by the Purchaser to Tenon and its Related Companies substantially on the terms set out in **Schedule 7** and otherwise on such terms and conditions agreed by the parties acting reasonably (taking into account that party's commercial interests);

"**Improvements**" means the improvements, chattels, fixtures and fittings listed in **Schedule 4;**

"**Interim Management Agreement**" means the agreement between the Vendor and Kiwi Forest Management Limited dated 1 September 2004;

"**IRD**" means the New Zealand Inland Revenue Department;

"**IRD Confirmation Letter**" means a letter to be issued by an IRD official holding the position of Manager, Manufacturing Sector, Corporates, Inland Revenue Department (or any other officer agreed to by the Vendor) substantially in the form set out in **Schedule 10** evidencing the extent to which the Vendor has received the benefit of any assignment made by the Purchaser under the GST Deed;

"**Manager**" means Kiwi Forest Management Limited;

"**Novated Transition Deed**" means the deed between KT Acquisition Company (Cayman Islands), NZT Acquisition Company (Cayman Islands), Tenon Industries Limited, the Guarantor, Tenon Finance Limited, Tenon, Timber Management Company Limited and others dated 6 May 2003 as novated and varied pursuant to a deed of novation dated 20 November 2003, a deed dated 9 June 2004, and two deeds of covenant dated 9 June 2004;

"**Property**" means the freehold properties owned by the Vendor, brief particulars of which are set out in **Schedule 2**;

"**Protected Party**" means any party that is a protected party under **clause 11.14**;

"**Purchase Price**" means the consideration for the Property and the Improvements;

"**Purchaser's Solicitors**" means Minter Ellison Rudd Watts, Auckland;

"**Putauaki**" means 1,034.94 hectares more or less being Lots 1 and 2 DP 326468 to be contained in identifier 107/679 (South Auckland Registry);

"**Records**" means all original and copied records, documents, books, files, reports, accounts, plans, maps, photographs, correspondence, letters and papers of every description and other material regardless of their form or medium and whether coming into existence before, on or after the date of this Deed, belonging to the Vendor and used solely in relation to the Property, the Improvements and the Forestry Right, and includes, but is not limited to, the following:

(a) base GIS layers showing stocked, unstocked, recently harvested (2005 planting), native bush, roads, streams, quarries, Forestry Right area, legal boundaries, stand records for trees on Putauaki, stand records for 2004 planting;

(b) correspondence during the 12 month period prior to the Completion Date between the Putauaki Trust (as grantor of the Farm Road Deed of Grant) and the Vendor concerning Farm Road;

(c) all resource consents over the Property and copies of any resource consent applications made during the 12 month period prior to the Completion Date;

(d) all licences and correspondence relating to telecommunications users of Putauaki (e.g. Broadcast Communications Limited, Whakatane Radio Users and Tiaki Plantations Company);

(e) copies of all access licences (for example, in relation to bee keeping, rafting etc for the Property and third party road access);

(f) copies of correspondence with, and invoices issued by, Rubicon Limited and/or Horizon2 under the Tree Stock Agreement during the 6 month period prior to the Completion Date (which, for the avoidance of doubt, excludes any correspondence between the Vendor and Rubicon Limited in connection with the negotiation and execution of the Tree Stock Agreement);

(g) copies of correspondence (if held by the Vendor) during the 12 month period prior to the Completion Date relating to granting prospecting, minerals and geothermal licences to third parties; and

(h) copies of documents and correspondence relating to the subdivision of Putauaki,

in each case to the extent held by the Vendor as at Completion in a manner which readily identifies them as relating to the above matter and only to the extent they relate exclusively to the Property (or to the extent they do not relate exclusively to the Property, such part of the Records that do relate exclusively to the Property);

"**Share Sale Agreement**" means the interdependent agreement for the sale and purchase of the Purchaser's Guarantor's shares in the Vendor to the Guarantor dated on or about the date of this Deed;

"**Superskid Licence**" means the licence to be granted by the Purchaser to Tenon and its Related Companies substantially on the terms set out in **Schedule 8** and otherwise on such terms and conditions agreed by the parties acting reasonably (taking into account that party's commercial interests);

"**Supply Agreements**" means:

(a) the agreement dated 4 June 2004 between the Vendor and Carter Holt Harvey Limited; and

(b) the agreement dated 19 June 1968 between the Vendor and Norske Skog Tasman Limited (previously Tasman Pulp and Paper Company Limited) as varied by a deed of variation dated 4 June 2004 between the Vendor and Norske Skog Tasman Limited;

"Tax Invoice" has the meaning given by the GST Act;

"Tax Saving" means a taxation saving in any past, current or future income year and, without limiting the generality of the term, includes:

(a) where the amount of a loss, liability, cost or expense is wholly or partly deductible for income tax purposes in a past or the current income year, the amount of deduction to which the relevant person is entitled in any such year multiplied by the relevant taxation rate for that year; and

(b) where the amount of a loss, liability, cost or expense will be wholly or partly deductible for income tax purposes in any future income tax year, the present value of each amount of deduction to which the relevant person will be entitled multiplied by the relevant taxation rate in the 2003-2004 income year, where the present value is calculated based on a discount rate of 9 per cent; and

(c) the amount of any relevant GST input tax credit or other deduction from output tax;

"Tenon" means Tenon Limited;

"Third Party Claim" has the meaning in **clause 12.1**;

"Transferring Environmental Approvals" means those Environmental Approvals marked as to be transferred in Schedule 5 unless such Environmental Approvals are properly to be assigned to Tiaki Plantations Company;

"Tree Stock Agreement" means the tree stock supply agreement between the Vendor and Trees & Technology Limited dated 3 March 2004;

"Vendor's Solicitors" means Bell Gully;

"Warranties" means the warranties set out in **Schedule 1**; and

"Warranty Claim" means any claim by the Purchaser for breach of Warranty.

1.2 **Further Definitions**: In this Deed unless the context otherwise requires, any reference to:

"agreement" includes a contract, deed, licence, franchise, undertaking (in each case whether oral or written) or other document recording obligations (whether mutual or otherwise) and includes that agreement as modified, supplemented, novated or substituted from time to time;

"authority" means and includes every Minister and Department of State, and every governmental authority, regional council, territorial authority and statutory authority having jurisdiction or authority to perform or exercise functions or powers under or pursuant to any statute;

"consent" includes an approval, authorisation, exemption, filing, licence, order, permit, recording or registration (and references to obtaining consents are to be construed accordingly);

"currency" or **"$"** shall be references to the lawful currency of New Zealand;

"encumbrance" includes a mortgage, charge, pledge, lien, hypothecation, title retention, equity, deferred purchase option, right of pre-emption, and any other security interest or third party right (whether legal or equitable) which might reasonably be expected to affect the Property or the Improvements in a manner which is materially adverse to the value of the Property and the Improvements and references to **"encumber"** are to be construed accordingly;

"event" includes any act, omission, transaction or other occurrence and includes Completion;

"includes", **"include"** and **"including"** shall be construed without limitation;

"obligations" shall include references to any law and any covenant, indemnity, agreement or condition required to be observed or performed under any agreement (including this Deed) or arrangement (in each case whether written or oral), and any obligation not to do anything shall be deemed to include an obligation not to suffer, permit or cause that thing to be done; and

"person" includes an individual, partnership, firm, company, corporation, association, trust, estate, state or agency of a state, government or government department or agency, municipal or local authority and any other entity, whether or not incorporated and whether or not having a separate legal personality.

1.3 **Interpretation**: In this Deed:

(a) unless the context otherwise requires, references to:

(i) one gender includes the other;

(ii) the singular includes the plural and vice versa;

(iii) a month or a year are references to a calendar month or calendar year, as the case may be;

(iv) all references to statutes or statutory provisions or orders or regulations made thereunder, are references to New Zealand statutes or statutory provisions or orders or regulations made thereunder. Reference to a statute or statutory provision, or order or regulation made under it, includes that statute, provision, order or regulation, as amended, modified, re-enacted or replaced from time to time (whether before or after the date of this Deed) and to any previous statute, statutory provision, order or regulation amended, modified, re-enacted or replaced by that statute, provision, order or regulation;

(b) a reference to any party to this Deed includes, so far as is consistent with the provisions of this Deed, that party's executors, administrators, successors in title and assigns;

(c) headings are for ease of reference only and shall not affect the interpretation of this Deed; and

(d) all payments are to be made by bank cheque unless the recipient of such payment otherwise agrees.

2. SALE AND PURCHASE

2.1 Sale and Purchase:

On the Completion Date:

(a) the Vendor agrees to sell, and the Purchaser agrees to purchase, the Property and the Improvements for the consideration set out in **clause 3** on Completion; and

(b) the Purchaser will assume the Assumed Liabilities,

with effect from the opening of business on the Completion Date.

3. CONSIDERATION

3.1 **Price**: The Purchase Price is $24,200,000 plus GST (if any).

3.2 **Share Sale Agreement:** Completion shall be contemporaneous with, and conditional upon, settlement (including on an escrow basis) of the Share Sale Agreement.

3.3 **Lowest Price**: The parties acknowledge that the Purchase Price is the lowest price that they would have agreed upon with respect to the Property and the Improvements at the time this Deed was executed on the basis of payment in full at the time at which the first right in the Property and the Improvements is to be transferred. For the purposes of this clause, the term "first right" in the Property and the Improvements shall bear the same meaning as the term "right in contracted property" in section EH 48(3)(a) and OB 1 of the Income Tax Act 1994.

3.4 GST:

(a) In addition to the Purchase Price, the Purchaser will pay to the Vendor an amount equal to the GST charged on the supply of the Property and the Improvements by the Vendor to the Purchaser at the time and in the manner set out in this **clause 3.4**.

(b) Unless the Purchaser makes an election under **clause 3.4(c)**, the Purchaser will pay the amount due under **clause 3.4(a)** at the same time and in the same manner as the Purchase Price is payable under **clause 8.5(b)(iii)**.

(c) The Purchaser may elect to pay the amount due under **clause 3.4(a)** by way of offset (as set out in the GST Deed) by delivering to the Vendor:

(i) no later than three Business Days prior to the Completion Date, written notice of that election;

(ii) on the Completion Date, an executed copy of the GST Deed; or and

(iii) on the Completion Date, and at the cost of the Purchaser and the Vendor as to a half share each, an irrevocable letter of credit in favour of the Vendor issued on terms and by a bank satisfactory to the Vendor, acting reasonably, for the amount payable under **clause 3.4(a)**.

(d) Where the Purchaser makes an election under **clause 3.4(c)**, the Vendor will:

(i) execute the GST Deed on the Completion Date; and

(ii) endeavour to file its GST return in respect of the supply of the Property and the Improvements under this Deed no later than 10 Business Days prior to the GST Date, but in any event will file that return no later than five Business Days prior to the GST Date.

(e) If the Purchaser makes an election under **clause 3.4(c)** and the Vendor receives the IRD Confirmation Letter from the IRD no later than two Business Days prior to the GST Date and that letter records that the amount of the refund applied towards the Vendor's obligation to pay GST is equal to the amount payable under **clause 3.4(a)** then, subject to **clause 3.4(h)**, the assignment made by the Purchaser under the GST Deed will satisfy the Purchaser's obligation to pay that amount under **clause 3.4(a)**.

(f) If the Purchaser makes an election under **clause 3.4(c)** and the Vendor receives the IRD Confirmation Letter from the IRD no later than two Business Days prior to the GST Date and that letter records that the amount of the refund applied towards the Vendor's obligation to pay GST is less than the amount payable under **clause 3.4(a)** (such deficiency being the **Shortfall**) then the Vendor will be entitled to immediately receive payment of the Shortfall under the letter of credit provided under **clause 3.4(c)(iii)**. Subject to **clause 3.4(h)**, payment of the Shortfall under the letter of credit together with the assignment made by the Purchaser under the GST Deed will satisfy the Purchaser's obligation to pay those amounts under **clause 3.4(a)**.

(g) If the Purchaser makes an election under **clause 3.4(c)** and the Vendor does not receive the IRD Confirmation Letter from the IRD at least two Business Days prior to the GST Date then the Vendor will be entitled to immediately receive payment under the letter of credit provided under **clause 3.4(c)(iii)** of the amount owing under **clause 3.4(a)**.

(h) Notwithstanding any other clause of this Deed, where the Purchaser makes an election under **clause 3.4(c)** and the IRD subsequently issues a notice of proposed adjustment (**NOPA**) or an assessment in respect of the Vendor's obligation to pay GST on the supply of the Property or the Improvements under this Deed then the Purchaser will, on demand in writing by the Vendor, pay to the Vendor in cleared funds without deduction or set-off an amount equal to the GST owing by the Vendor to the IRD as contemplated by that NOPA or assessment plus any associated Default GST.

(i) The Purchaser will indemnify the Vendor on demand for any Default GST that becomes owing by the Vendor as a result of the Purchaser failing to pay an amount to the Vendor when due. Such demand will be made by the Vendor in writing and be accompanied by reasonable evidence of the Vendor's liability to account for the Default GST.

(j) As between the Vendor and the Purchaser, the Vendor will not be under any obligation to pay GST chargeable on the supply of the Property or the Improvements under this Deed in accordance with the GST Act or to take any steps to minimise its liability in respect of that GST or any associated Default GST unless and until the corresponding payment is received by the Vendor from the Purchaser.

4. CONDITIONS

4.1 **Conditions**: Completion is conditional upon the following:

(a) approval being given to the transactions evidenced by this Deed by the board of directors and the shareholders of the Vendor;

(b) the Guarantor making a lump sum payment of $5,000,000 in cleared funds to the Purchaser's Guarantor on the Completion Date as a recognition of its long standing relationship with the Purchaser's Guarantor, the Purchaser's Guarantor's contribution and assistance with Tenon's forestry activities, and the Purchaser's Guarantor's assistance in supporting the creation and sale of the Forestry Right, such payment to be made contemporaneously with Completion in accordance with **clause 8**;

(c) the obtaining, by the Purchaser at the Purchaser's cost in all things of a novation (where required) of the Vendor's rights and obligations under the Associated Agreements listed in Part A of Schedule 3 (other than the Farm Road Deed of Grant) in a form satisfactory to the Vendor and the Purchaser, acting reasonably;

(d) the obtaining by the Vendor at the Vendor's cost in all things of a novation (where required) of the Vendor's rights and obligations under the Associated Agreement listed in Part B of Schedule 3 in a form satisfactory to the Vendor and the Purchaser, acting reasonably;

(e) the Purchaser and the Vendor entering into the:

(i) Superskid Licence;

(ii) Hydro Road Bark Dump Licence; and

(iii) Access Licence; and

(f) the Purchaser entering into the Deed of Covenant.

4.2 **Benefit of Conditions**: The parties acknowledge that the Conditions set out in **clauses 4.1(a)**, **4.1(e)** and **4.1(f)** have been inserted for the sole benefit of the Vendor, the Condition set out in **clause 4.1(b)** has been inserted for the sole benefit of the Purchaser and the Conditions set out in **clauses 4.1(c)** and **4.1(d)** have been

inserted for the benefit of the Vendor and the Purchaser. A party may waive any Condition which has been inserted for its sole benefit. If a Condition has been inserted for the benefit of the Vendor and the Purchaser then those parties together may waive that Condition. If any Condition is so waived this Deed shall remain binding on the parties.

4.3 **Reasonable Endeavours:** Each of the parties shall use their commercially reasonable endeavours to procure the fulfilment of the Conditions provided that this will not require the Vendor to pay any material amount to any third party in relation to obtaining that party's consent to a novation under **clauses 4.1(c)** or **4.1(d).**

4.4 **Non-fulfilment of Conditions:** If any of the Conditions set out in **clause 4.1(a)** and **(b))** are not fulfilled, or waived in accordance with the provisions of **clause 4.2**, by 29 October 2004 or 27 October 2004 (in the case of the Conditions set out in clauses **4.1, (c), (d), (e) and (f)**) or such later date as may be agreed upon by the parties, then either party may give notice in writing to the other to terminate this Deed.

4.5 **Prior Breach:** Any termination of this Deed pursuant to **clause 4.4** shall not release a party from:

(a) its obligations under **clauses 15** and **18**; or

(b) any prior breach of this Deed, including any breach of **clause 4.3**.

5. PRE-COMPLETION MATTERS

5.1 **Transfer Instrument:** The Purchaser shall prepare, at the Purchaser's expense, a transfer instrument of the Property and tender the same to the Vendor or the Vendor's Solicitors no later than 3 Business Days prior to the Completion Date for its approval, acting reasonably.

5.2 **Apportionments:** The Vendor shall prepare, at the Vendor's expense, a statement of apportionments, showing all outgoings and incomings (including those incomings and outgoings relating to the Forestry Right) apportioned as at the Completion Date between the Vendor and the Purchaser. The Purchaser must pay to the Vendor the amount of any prepayments made for goods and services supplied to the Vendor in respect of the Property and the Improvements where or to the extent the goods and services have not been supplied at Completion.

6. ACCESS TO RECORDS

6.1 **Access:** The Vendor must facilitate and ensure that the Purchaser, its agents, representatives, accountants and the Purchaser's Solicitors are authorised and provided with reasonable access to the Property, the Improvements and the Records at all reasonable times during normal business hours before the Completion Date to enable them to familiarise themselves with the Property and the Improvements and to prepare for the acquisition of the Property and the Improvements in accordance with this Deed.

6.2 **Copies:** In exercise of the rights granted to the Purchaser (and/or the Purchaser's agents, representatives, accountants and the Purchaser's Solicitors) under **clause 6.1**, the Purchaser may, with the prior approval of the Vendor (such approval not to be unreasonably withheld or delayed), make copies of Records at the Purchaser's cost, consult with the Vendor's advisers and consult with employees of the Vendor.

7. OBLIGATIONS PENDING COMPLETION

7.1 **Vendor's Covenants and Undertakings:** Pending Completion the Vendor covenants and undertakes to the Purchaser until Completion to:

(a) enforce and comply with all material covenants, obligations and rights as grantor under the Forestry Right;

(b) keep the Purchaser informed as to all material due performance of both the grantor and the grantee under the Forestry Right;

(c) maintain and look after all forest and Property (including Improvements) that is not subject to the Forestry Right in accordance with standard forestry industry practices in New Zealand and past practices of the Vendor;

(d) duly perform all material obligations of the Vendor under, and enforce all material rights under, the Associated Agreements;

(e) provide to the Purchaser pre-Completion accounts of the Vendor showing the Purchaser's entitlement (if any) to dividends as at Completion;

(f) not transfer or otherwise dispose of, or agree to transfer or dispose of, all or any part of the Property;

(g) not, except with the prior written consent of the Purchaser (not to be unreasonably withheld or delayed):

(i) transfer or otherwise dispose of, or agree to transfer or dispose of, any Improvements;

(ii) make a material change in the nature of, or cease carrying on, its operations;

(iii) enter into any material, unusual or abnormal contract or commitment in relation to the Property or the Improvements;

(iv) give any consent or waiver in relation to any current application under the Resource Management Act 1991 as at the date of this Deed which directly or indirectly affects the Property and/or Improvements;

(v) enter into any material variation of the Associated Agreements other than as required to give effect to the transactions set out in this Deed.

7.2 **Insurance and Risk**

(a) The Property and the Improvements remain at the sole risk of the Vendor until Completion. If, prior to Completion, the Property and/or any Improvement is destroyed or damaged to a material extent in relation the Property and the Improvements, taken as a whole, and such damage or destruction has not been made good by Completion, the Purchaser may cancel this Deed by written notice to the Vendor.

(b) The Purchaser shall not be obliged to take over any insurance policies held by the Vendor.

8. COMPLETION

8.1 **Time and Place:** Completion shall take place on the Completion Date at the offices of the Vendor's Solicitors or such other place as the Vendor and Purchaser may agree.

8.2 **Documents for Delivery on Completion:** On Completion the Vendor shall deliver, or procure the delivery, to the Purchaser of the following:

(a) a duly executed transfer instrument of the Property in the form approved under **clause 5.1**, together with transfers of the Transferring Environmental Approvals, in favour of the Purchaser;

(b) unconditional releases of all encumbrances over the Property and the Improvements other than those created by the Associated Agreements;

(c) all Records;

(d) executed originals or original counterparts of each of the Associated Agreements (except those registered on the titles to the Property) to the extent held by the Vendor together with original counterparts, duly executed by the Vendor, of the novations referred to in **clauses 4.1(c)** and **4.1(d)**;

(e) copies of the document(s) that cancel all management agreements (except the Interim Management Agreement) between the Vendor and Tenon relating to the Property and/or the Improvements in accordance with the terms of those agreements, including the management contract between the Vendor and Tasman Pulp and Paper Company Limited dated 19 June 1968;

(f) a Tax Invoice in respect of the supply of the Property and the Improvements by the Vendor under this Deed.

8.3 **Delivery of Improvements:** All Improvements shall pass to the Purchaser on Completion by delivery and the Vendor will make available to the Purchaser, at the premises at which the Improvements are situated, possession and control of the Improvements.

8.4 **Vendor's Access to Records:** The Vendor will be entitled to retain a copy of the Records at the Vendor's own cost. Where the Vendor is required to have access for its own purposes, including accounting and tax purposes or to defend or prosecute any claim relating to the Property or to the Improvements for periods prior to the Completion Date, to any original Records following Completion which have been delivered to the Purchaser, the Purchaser must allow the Vendor to have reasonable access to such Records at all reasonable times and to take one copy (at the Vendor's cost) of those Records, as is reasonably required by the Vendor.

8.5 **Purchaser's Obligation:**

(a) After the Vendor has complied with **clause 8.2**, the Purchaser will:

(i) pay the Purchase Price in the manner set out in **clause 8.5(b)**;

(ii) deliver to the Vendor, original counterparts, duly executed by the Purchaser and the relevant counterparty, of the novations referred to in **clauses 4.1(c)** and **4.1(d)**;

(iii) to the extent not delivered earlier in accordance with **clause 4.1(e)** or **4.1(f)**, deliver to the Vendor an original counterpart, duly executed by the Purchaser, of the Deed of Covenant, the Access Licence, the Superskid Licence and the Hydro Road Bark Dump Licence; and

(iv) pay any amount due under **clause 3.4(b)** in the manner set out in that clause.

(b) The Purchaser will satisfy its obligation to pay the Purchase Price as follows:

(i) by procuring the Purchaser's Guarantor to irrevocably direct the Guarantor to make the payment of $5,000,000 referred to in **clause 4.1(b)** directly to the Vendor or as the Vendor otherwise directs;

(ii) by procuring the Purchaser's Guarantor to irrevocably direct the purchaser under the Share Sale Agreement to pay the purchase price of $12,012,424 payable under that Agreement directly to the Vendor or as the Vendor otherwise directs; and

(iii) by paying the balance of the Purchase Price (being $7,187,576) by bank cheque in cleared funds to the Vendor or as the Vendor otherwise directs.

9. FARM ROAD

9.1 Farm Road Deed of Grant:

The Vendor shall grant, and shall procure that Tenon Industries Limited grants, jointly to the Purchaser a non-exclusive licence to use the land the subject of the Farm Road Deed of Grant, as a licensee of the grantee under the Farm Road Deed of Grant, each such licence to be on the following terms:

(i) for a term commencing on the Completion Date and expiring 12 months following the Completion Date (with a rolling right of renewal for a further 12 month period until termination or expiry of the Farm Road Deed of Grant) or on the consent of the grantor under the Farm Road Deed of Grant being obtained to the assignment of the Vendor's interest in the Farm Road Deed of Grant to the Purchaser (at which time such assignment shall be deemed to have taken place with immediate effect) whichever is the earlier;

(ii) the licensee shall have the right to access Farm Road to the maximum extent that the Vendor can grant the same under the Farm Road Deed of Grant;

(iii) the Vendor shall duly and punctually perform all obligations of the grantee under the Farm Road Deed of Grant, including duly and punctually paying all moneys required to be paid by the grantee thereunder;

(iv) the Vendor and the licensee shall not do or allow anything to be done which may entitle the grantor under the Farm Road Deed of Grant to terminate the Farm Road Deed of Grant;

(v) the Vendor shall not purport to terminate, amend, or grant any waiver under, the Farm Road Deed of Grant, without the prior written consent of the licensee, acting reasonably; and

(vi) the licensee shall pay to the grantee (as a licence fee) a royalty per tonne of forest produce carted by the licensee and its invitees at the same rate as is applicable to cartage by the grantee under the Farm Road Deed of Grant.

9.2 **Novation:** The Purchaser shall use its commercially reasonable endeavours, at the Purchaser's cost in all things, to procure a novation of the Vendor's rights and obligations under the Farm Road Deed of Grant to the Purchaser as soon as is reasonably practicable following the Completion Date (jointly with TIL or Tiaki Plantations Company if that has been assigned TIL's interests under the Farm Road Deed of Grant), provided that the Purchaser shall not approach the grantor under the Farm Road Deed of Grant for consent to the novation without first obtaining the prior approval of the Vendor, acting reasonably taking into account the status of the negotiations of TIL with the grantor, and the Purchaser must consult reasonably with the Vendor in relation to such approach and consequent negotiations.

10. **DEFAULT**

10.1 **Default Interest:** If any party does not pay any sum payable by that party under this Deed (whether on Completion or otherwise) when due and payable in the manner provided, the party required to make the payment shall pay interest on the unpaid amount at the Default Rate ("**Default Interest**").

10.2 **Accruing:** Default Interest will accrue from (and including) the due date for payment until (but excluding) the actual date of payment, before and after judgment.

10.3 **Capitalised Interest:** Default Interest will be capitalised monthly.

10.4 **Non-Application:** **Clauses 10.1, 10.2** and **10.3** shall not apply where the non-payment is due to the default of the party to whom the payment is to be made.

11. **WARRANTIES**

11.1 **Warranties:** Each of the Vendor and the Guarantor (as the case may be) warrants and represents to, and undertakes with, the Purchaser and its successors in title that each of the Warranties is true:

(a) at the date of this Deed; and

(b) as at Completion by reference to the facts and circumstances then existing,

subject only to:

(c) any exceptions and any matter expressly provided for under the terms of this Deed; and

(d) any matter or thing done or omitted to be done pursuant to this Deed or otherwise at the request in writing or with the approval in writing of the Purchaser.

11.2 **Reliance:** Each of the Vendor and the Guarantor acknowledges that the Purchaser has entered into this Deed in reliance upon the Warranties. Save as expressly otherwise provided, the Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of **Schedule 1**.

11.3 **Warranties Qualified**: Each of the Warranties is given subject to:

(a) any thing done, or omitted to be done, either:

(i) under any express provision of this Deed; or

(ii) after the date of this Deed at the request in writing of, or with the prior written approval of, the Purchaser; and

(b) any matter to the extent that it is has been disclosed in:

(i) any written information given by or on behalf the Vendor to the Purchaser prior to the date of this Deed (including the Tarawera Forestry Estate Assessment prepared for Hancock Natural Resource Group, Inc. and Tiaki Plantations Company by Mitchell Partnerships dated 10 May 2004); and

(ii) the Disclosure Letter delivered by the Vendor to the Purchaser before the date of this Deed; and

(c) any matter, circumstance or information known to the Purchaser or its professional advisers prior to the date of this Deed, or which could have been discovered with the exercise of reasonable care by the Purchaser, during the Purchaser's investigation of the Property, the Improvements and the Assumed Liabilities; and

(d) any matter recorded in:

(i) the public register of Land Information New Zealand; and

(ii) the Maori Land Court Block Detail Reports from the Maori Land Information System,

on the Completion Date.

11.4 **Purchaser:** The Purchaser acknowledges that certain employees, agents and advisors on the Purchaser's behalf have been involved in the negotiations and discussions leading to the execution of this Deed and in a due diligence investigation in relation to the Property, the Improvements and the Assumed Liabilities and:

(a) any matter disclosed or known to any of those persons; and/or

(b) any request or approval by any of those persons;

will be, for the purposes of paragraphs 11.3(a) and (c), disclosed or known to, or requested or approved by, the Purchaser.

11.5 **Warranty Claims:**

(a) Without limiting the express terms of this Deed, the only relief available arising from any breach of Warranty is a right for the Purchaser under this Deed, but no other person, to claim under this **clause 11** (subject to the limitations in this **clause 11**). The Purchaser has no right to cancel this Deed or any part thereof

(whether before or after the Completion Date) as a result of any matter giving rise to a Warranty Claim.

(b) A breach of Warranty will not give rise to any other or separate cause of action for damages or other relief from misrepresentation or breach of representation or warranty or otherwise, provided that, subject to **clause 11.5(f)**, this clause shall not restrict any claim for breach of another Warranty, or breach of an obligation under this Deed.

(c) The Purchaser must give the Vendor written notice of a Warranty Claim or anything the Purchaser becomes aware of that may result in a Warranty Claim (including any Third Party Claim) ("**Claim Notice**").

(d) A Claim Notice must include reasonable details of the Warranty Claim (to the extent known by the Purchaser) including:

(i) the nature of the Warranty Claim; and

(ii) whether the Warranty Claim involves a Third Party Claim.

(e) No Warranty Claim may be made to the extent that the relevant event would not have arisen but for:

(i) a breach of the law or contract, or commission of a tort, by the Purchaser; or

(ii) any obligation or commitment entered into by the Purchaser without the prior approval of the Vendor given expressly for the purposes of this clause; or

(iii) the Purchaser admitting liability to any third party in respect of the relevant event without the prior written consent of the Vendor under **clause 12**; or

(iv) a change in the law occurring after Completion.

(f) The Purchaser must not recover more than once in respect of any loss, liability, cost or expense the subject of a Warranty Claim.

(g) In assessing any damages recoverable for any Warranty Claim by the Purchaser there is to be deducted any Tax Savings by the Purchaser as a result of the relevant event, circumstance, loss, liability, cost or expense to which the Warranty relates.

(h) Nothing expressed or implied in this Deed shall confer liability on the Vendor in respect of any indirect or consequential loss, damage, cost or expense of any kind, or any loss of opportunity, savings or profit, suffered or incurred by the Purchaser as a direct or indirect result of a breach by the Vendor of any of the Warranties or its obligations under this Deed.

(i) The Purchaser warrants and represents to the Vendor that it is not aware, as at the date of this Deed and as at each date this warranty is given, of any fact or matter which might entitle the Purchaser to make a Warranty Claim. This warranty is deemed to be repeated on each day during the period from the

date of this Deed until the Completion Date with reference to the facts then existing.

11.6 **Lower Limit for Warranty Claims:** The Vendor will not be liable for a Warranty Claim unless:

(a) the amount of the Warranty Claim (inclusive of GST, if any) is in excess of NZ$100,000; and

(b) the aggregate amount of all Warranty Claims more than $100,000 exceeds $2,500,000,

then the Vendor will only be liable for the excess amount of all such Warranty Claims above these thresholds.

11.7 **Period for Warranty Claims:** The Purchaser may not make any Warranty Claims after the end of the period of one year following the Completion Date.

11.8 **Upper Limit for Warranty Claims:** The maximum aggregate amount for which the Vendor can be liable to the Purchaser under or in relation to all Warranty Claims is NZ$7,500,000.

11.9 **Reduction of Purchase Price:** Any monetary compensation received by the Purchaser as a result of any breach of any Warranty is to be in reduction and refund of a portion of the Purchase Price paid by the Purchaser.

11.10 **Mitigation:** The Purchaser must, to the extent that it can reasonably do so, mitigate any loss in relation to any breach of the Warranties or any other term or obligation of the Vendor under this Deed. If in relation to any matter which would otherwise give rise to a Warranty Claim, the Purchaser is entitled to make recovery or claim under an indemnity, including an indemnity under a policy of insurance, that recovery or claim then will reduce any Warranty Claim to the extent of the actual moneys received under the recovery or claim less any reasonable costs incurred by the Purchaser in making such recovery or claim under such an indemnity. The Purchaser will use its reasonable endeavours to recover all claims from insurers or other persons. The Purchaser shall permit the Vendor to, in the name of the Purchaser, take such action to mitigate any loss in relation to, or minimise the risk of, a breach of the Warranties, or any other term of this Deed, as the Purchaser consents to, such consent not to be unreasonably withheld or delayed, provided that the costs of such action will be met by the Vendor and the Vendor will fully consult with the Purchaser in taking such action.

11.11 **Relied on Own Judgment**: The Purchaser acknowledges and agrees that:

(a) except for the Warranties it has entered into this Deed in reliance solely on its own judgment and inspection and not in reliance on any statements, warranties or representations by the Vendor or the Guarantor, or their Related Companies or their directors, officers, employees or advisers;

(b) except to the extent provided for in the Warranties, the Vendor does not warrant the accuracy or completeness of any of the due diligence material including any budgets, forecasts or projections, yield information, area calculations, crop types, topography, stand parameters or growth rates; and

(c) all express or implied representations or warranties of the Vendor or the Guarantor or their Related Companies or their directors, officers, employees or advisers (other than the Warranties) in relation to the transactions evidenced by this Deed are hereby expressly excluded to the maximum extent permitted by law.

11.12 **Knowledge**: A reference in this Deed to the knowledge, information, belief or awareness (or similar expression) of the Vendor is a reference to the actual knowledge of the following persons, John Dell, Paul Gillard and Ian Brown, at the date on which a Warranty is given or deemed to be given, and, unless otherwise stated, such individual shall be deemed to have made due diligent and careful enquiry into the relevant matter.

11.13 **Release**:

(a) Except in respect of fraud or the wilful breach of either of the Vendor or the Guarantor, their Related Companies or any of their respective directors, officers, employees, advisers, agents or representatives, to the maximum extent permitted by law, the Purchaser releases each of the Vendor and the Guarantor, their Related Companies and all of its or their directors, advisers, employees, officers and agents from all liability and disclaims all claims, whether in contract (including, but not limited to, claims for breach of implied representations or warranties (excluding the Warranties)) or tort or otherwise (including, but not limited to, the Fair Trading Act 1986), against all such persons arising in relation to this Deed, except, in the case of the Vendor and the Guarantor, for the Warranties given for the benefit of the Purchaser and the other matters set out expressly in this Deed, and confirms that in entering into this Deed, it has not relied on any information, statement, representation, warranty, condition, promise or undertaking made in the course of communications or negotiations, whether express or implied and whether oral or written and whether verbal or resulting from or implied by conduct, prior to execution of this Deed except as provided in this Deed.

(b) This **clause 11.13** confers, and is intended to confer, a benefit upon the Related Companies of the Vendor, the Guarantor and the respective directors, advisers, employees, officers and agents of the Vendor, the Guarantor and of each Related Company for the purposes of the Contracts (Privity) Act 1982 (New Zealand).

11.14 **Purchaser's obligations:** After the Completion Date, the Purchaser and the Purchaser's Guarantor must not take any action, proceeding, claim or demand against any of the present or former directors, advisors, agents, employees or officers of the Vendor or the Guarantor or their Related Companies or any other present or any former shareholders of the Vendor or the Guarantor (each a **Protected Party**) in relation to any event occurring prior to the Completion Date concerning the Property or the Improvements or transactions contemplated by this Deed other than an action for wilful breach or fraud. The undertaking contained in this clause is given for the benefit of each Protected Party and is intended to be enforceable against the Purchaser and the Purchaser's Guarantor by any Protected Party in accordance with the provisions of the Contracts (Privity) Act 1982 (New Zealand).

12. CONDUCT OF THIRD PARTY CLAIMS AFTER COMPLETION

12.1 **Third party claims:** Should any event occur or any claim arise against the Purchaser (**Third Party Claim**) in relation to which the Purchaser may seek to make, or has made, a Warranty Claim, the following provisions will apply.

(a) The Purchaser may not make any payment or admission of any liability in relation to the Third Party Claim, or take any other steps which may in any way prejudice the defence of the Third Party Claim, without the prior written consent of the Vendor.

(b) The Vendor may in the name of the Purchaser, but in full consultation with the Purchaser, prosecute or defend any proceedings relating to the Third Party Claim. The Vendor will take all reasonable steps necessary to protect the reputation of the Purchaser and its Related Companies and their respective directors, officers, employees, agents and advisors, provide that the Vendor shall not be required to take such steps if the Vendor considers (acting reasonably and having taken legal and other advice on the matter) that to do so would be likely to materially increase the potential liability of the Vendor under a Warranty Claim. Subject to the foregoing, the Vendor will be entitled to deal with and defend the Third Party Claim as it sees fit.

(c) If the Vendor is:

(i) wholly successful in defending any Third Party Claim, the costs of the defence must be borne by the Purchaser;

(ii) wholly unsuccessful in defending any Third Party Claim, the costs of the defence will be borne by the Vendor; or

(iii) partially successful in defending any Third Party Claim, the costs of the defence must be borne pro-rata by the Vendor and the Purchaser.

(d) The Purchaser must make or must procure that the Group makes available to the Vendor all such information, books and records and employees as the Vendor may reasonably require for the purposes of such proceedings.

(e) The Vendor must indemnify the Purchaser or the Purchaser's Guarantor (as the case may be) for any reasonable costs incurred by the Purchaser or the Purchaser's Guarantor resulting from any action taken or assistance given by the Purchaser or the Purchaser's Guarantor in connection with the Third Party Claim at the request of the Vendor.

12.2 **Purchaser to mitigate:** Nothing in this **clause 12** limits the Purchaser's obligation to mitigate pursuant to clause 11.10 any loss or damage it may suffer in consequence of any matter giving rise to a potential Warranty Claim.

13. CAPACITY

Each of the Purchaser and the Purchaser's Guarantor represents and warrants to each of the Vendor and the Guarantor that:

(a) it is validly existing under the laws of its place of incorporation or registration;

(b) it has the power to enter into and perform its obligations under this Deed and to carry out the transactions contemplated by this Deed;

(c) it has taken all necessary action to authorise its entry into and performance of this Deed and to carry out the transactions contemplated by this Deed;

(d) its obligations under this Deed are legal, valid, binding and enforceable against it in accordance with their terms;

(e) the execution, delivery and performance by it of this Deed (and any other agreement required to be entered into by it in connection with this Deed) will not, subject to satisfaction of the Conditions:

(i) result in a breach of, or constitute a default under, any agreement or arrangement to which it is party or by which it is bound; or

(ii) result in a breach of any law or order, judgment or decree of any court, governmental agency or regulatory body to which it is a party or by which it is bound;

(f) no receiver or statutory or official manager has been appointed in respect of either the Purchaser or the Purchaser's Guarantor, and no application or order has been made, or resolution passed, for the liquidation of the Purchaser or the Purchaser's Guarantor;

(g) there is no unsatisfied judgment or award outstanding against either the Purchaser or the Purchaser's Guarantor and no execution or process of any court or authority has been issued against or levied or enforced on either the Purchaser or the Purchaser's Guarantor; and

(h) there are not any circumstances existing which will, or to the Purchaser's or the Purchaser's Guarantor's knowledge with the passing of time or giving of notice or making of any court order which are reasonably likely to, result in the liquidation or dissolution of the Purchaser or the Purchaser's Guarantor or the appointment of a receiver or statutory manager of the whole or any part of the assets of the Purchaser or the Purchaser's Guarantor.

14. FURTHER ASSURANCES

14.1 **Further Assurances:** Each party shall sign and execute all deeds, schedules, acts and documents and do all things as may reasonably be required by any other party effectively to carry out and give effect to the terms and intentions of this Deed, whether before or after Completion.

14.2 **Post Completion:** Each provision of this Deed will, notwithstanding Completion, and to the extent that it is not performed at Completion, continue in full force and effect.

15. PUBLICITY

Except as may be required for the purposes of satisfying the Conditions, or as required by law or the rules of any recognised stock exchange, no party will make any announcement or disclosure as to the subject matter or contents of this Deed except in a form and manner, and at such time, as the parties agree.

16. COSTS

Unless otherwise specified in this Deed, each party will bear its own costs in relation to the negotiation, preparation and execution of this Deed.

17. WAIVER

No delay, grant of time, release, compromise, forbearance (whether partial or otherwise) or other indulgence by one party in respect of any breach of any other party's obligations under this Deed is to:

(a) operate as a waiver or prevent the subsequent enforcement of that obligation; or

(b) be deemed a delay, grant of time, release, compromise, forbearance (whether partial or otherwise) or other indulgence in respect of, or a waiver of, any subsequent or other breach.

18. CONFIDENTIAL INFORMATION

If for any reason this Deed is rescinded, cancelled or terminated before Completion, the Purchaser shall not use or disclose to any person any confidential or business information of the Vendor, and shall immediately return or deliver up to the Vendor all records received from the Vendor, or produced by or on behalf of the Purchaser, and relating to the confidential or business information of the Vendor except that which is publicly available otherwise than as a result of a breach of this clause. Notwithstanding the foregoing, the Purchaser shall be entitled to retain any confidential or business information where the Deed is rescinded, cancelled or terminated due to a default of the Vendor, for the sole purpose of any claim by the Purchaser in respect of such default.

19. ENTIRE AGREEMENT

This Deed and the Share Sale Agreement constitute the entire understanding and agreement of the parties relating to the transactions contemplated by this Deed and the Share Sale Agreement and supersede and extinguish all prior agreements, arrangements and understandings between the parties relating to the transactions contemplated by this Deed and the Share Sale Agreement.

20. AMENDMENTS

No amendment to this Deed will be effective unless it is in writing and signed by all the parties.

21. NOTICES

21.1 **Form of Notice:** A notice required or authorised to be given or served on a party under this Deed must be in writing and may be given or served by facsimile, post or hand to that party at its facsimile number or address appearing in this clause. Notices are to be marked for the attention of the person or office holder (if any) from time to time designated for that purpose. A party may alter the facsimile number, address, or person or office holder designated to receive such notices by a notice to the other party.

Vendor:	Address:	Tenon House 8 Rockridge Ave Penrose Auckland
	Attention:	Paul Gillard
	Facsimile No.:	(09) 571 9801
Purchaser:	Address:	1 Jellicoe Ct Kawerau
	Attention:	Tom Cass
	Facsimile No.:	(07) 323 8146
Guarantor:	Address:	Tenon House 8 Rockridge Ave Penrose Auckland
	Attention:	Paul Gillard
	Facsimile No.:	(09) 571 9801

Purchaser's Guarantor:

	Address:	1 Jellicoe Ct Kawerau
	Attention:	Tom Cass
	Facsimile No.:	(07) 323 8146

21.2 **Deemed Receipt:** A notice will be deemed to be received by the addressee:

(a) in the case of a facsimile, on the Business Day on which it is despatched or, if despatched after 5.00 p.m. (in the place of receipt) on a Business Day or, if despatched on a non-Business Day, on the next Business Day after the date of despatch;

(b) in the case of personal delivery, when delivered; and

(c) in the case of a letter, on the third Business Day after posting.

21.3 **Other Modes of Service:** The provisions of this **clause 21** are in addition to any other mode of service permitted by law.

22. GOVERNING LAW

This Deed is governed by the laws of New Zealand. The parties irrevocably submit to the non-exclusive jurisdiction of the New Zealand courts.

23. NO MERGER

The obligations, warranties (including the Warranties), undertakings and indemnities undertaken or given under or pursuant to this Deed, to the extent not fully performed at Completion shall not merge on Completion but shall remain in force to the fullest extent notwithstanding any rule of law to the contrary.

24. ASSIGNMENT

24.1 **Successors:** This Deed will be binding on and enure for the benefits of the parties and their respective successors and their permitted assignees, nominees or transferees.

24.2 **Parties may not Assign:** The parties may not assign or transfer all or any part of their rights or obligations under this Deed without the prior written consent of the other party.

25. COUNTERPARTS

25.1 **Two or More Counterparts:** This Deed may be executed in two or more counterparts each of which will be deemed an original, but all of which together will constitute one and the same instrument.

25.2 **Any Counterpart may be Signed:** A party may enter into this Deed by signing any counterpart.

25.3 **Facsimile Exchange:** The parties acknowledge that this Deed may be executed on the basis of an exchange of facsimile copies and confirm that their respective execution of this Deed by such means shall be a valid and sufficient execution. The parties acknowledge that any execution of this Deed by facsimile will be followed by execution of the engrossments of this Deed.

26. CONTRACTS (PRIVITY) ACT 1982

26.1 **Privity extended:** The provisions of the Deed which are for the benefit of, and are intended to be enforceable by, the Purchaser and/or the Purchaser's Guarantor are also, to the extent that they relate to "Putauaki", for the benefit of, and intended to be enforceable by, the Mt Putauaki Charitable Trust under the Contracts (Privity) Act 1982 provided that the Mt Putauaki Charitable Trust, the Purchaser and the Purchaser's Guarantor together shall not be entitled to recover more than once in respect of any loss, liability or cost the subject of the same Warranty Claim.

27. GUARANTEE AND INDEMNITY

27.1 **Guarantor's Guarantee and Indemnity:** In consideration of the Purchaser agreeing to purchase the Property and the Improvements, the Guarantor unconditionally and irrevocably:

(a) guarantees by way of continuing obligation to the Purchaser as primary obligor, and not merely as surety, the due performance by the Vendor of all of its obligations in respect of Warranty Claims duly made under this Deed; and

(b) indemnifies the Purchaser against any loss or damage which it may suffer as a direct or indirect result of the breach by the Vendor of any of its obligations in respect of Warranty Claims duly made under this Deed.

27.2 **Amount that can be Claimed:** The Purchaser agrees that the amount that can be claimed from the Guarantor under this Deed shall at no time exceed the amount that can be claimed from the Vendor and further that the Guarantor will be entitled to the benefit of all limitations, defences, excuses and counterclaims as if the Guarantor was the Vendor.

27.3 **Purchaser's Guarantor's Guarantee and Indemnity:** In consideration of the Vendor agreeing to sell the Property and the Improvements, the Purchaser's Guarantor unconditionally and irrevocably:

(a) guarantees by way of continuing obligation to the Vendor as primary obligor, and not merely as surety, the due performance by the Purchaser of all of its obligations under this Deed; and

(b) indemnifies the Vendor against any loss or damage which it may suffer as a direct or indirect result of the breach by the Purchaser of any of its obligations made under this Deed.

27.4 **Amount that can be Claimed:** The Vendor agrees that the amount that can be claimed from the Purchaser's Guarantor under this Deed shall at no time exceed the amount that can be claimed from the Purchaser and further that the Purchaser's Guarantor will be entitled to the benefit of all limitations, defences, excuses and counterclaims as if the Purchaser's Guarantor was the Purchaser.

28. PURCHASER'S GUARANTOR WARRANTY AND GST

28.1 The Purchaser's Guarantor warrants that:

(a) at Completion Date it will not be registered for GST, nor required to be registered for GST, under the GST Act;

(b) at no time since the enactment of the GST Act up to Completion Date has it ever been registered for GST, or required to have been registered for GST, under the GST Act;

(c) it will not undertake any activity or transaction subsequent to Completion Date that will require or deem it to have been registered for GST under the GST Act as at Completion Date.

28.2 Subject to **clause 28.3**, if the Purchaser's Guarantor is found to be in breach of any or all of the warranties in **clause 28.1**, all parties to this Deed agree that the Guarantor is not required to pay any amount under **clause 28.4**.

28.3 The Purchaser's Guarantor shall not be in breach of any warranty in **clause 28.1** if it is required or deemed by the IRD to be, or have been, registered for GST solely by

virtue of having received the payment from the Guarantor made in accordance with **clause 4.1(b)**.

28.4 Subject to **clause 28.2**, if the Purchaser's Guarantor is required to pay an amount to the IRD on account of GST in respect of the payment under **clause 4.1(b)** then:

(a) the Guarantor will pay, in addition to the amount referred to in **clause 4.1(b)**, an amount equal to that GST to the Purchaser's Guarantor provided that the Purchaser's Guarantor has first issued a Tax Invoice in respect of that payment; and

(b) the parties will act in good faith to agree terms acceptable to the Guarantor and the Purchaser's Guarantor and the IRD to allow the Guarantor to satisfy its obligation to pay the amount due under **clause 28.4(a)** by way of set-off or transfer to the Purchaser's Guarantor of any refund of GST due to the Guarantor.

SIGNED AS A DEED

TARAWERA FORESTS LIMITED by:

Signature of director

Paul Malcolm Gillard
Director

Name of director

Signature of director
Brett Allan Cruickshank
Director

Name of director

TARAWERA LAND COMPANY LIMITED by:

Signature of director

Rae Beverley Allan

Name of director

Signature of director

GAVIN MOTAI PARK.

Name of director

MAORI INVESTMENTS LIMITED by:

Signature of director

Rae Beverley Allan

Name of director

Signature of director

GAVIN MOTAI PARK.

Name of director

TENON MANUFACTURING LIMITED by:

Signature of director

Paul Malcolm Gillard
Director

Name of director

Signature of director

Name of director John Anthony Bell
Director

SCHEDULE 1

Warranties

1. CORPORATE POWER

1.1 **Power to enter into this Deed and solvency**

(a) The entry into this Deed by each of the Vendor and the Guarantor:

(i) has been validly authorised by all necessary action on their part;

(ii) will not contravene any law binding on it;

(iii) will not contravene its constitution; and

(iv) will not contravene the provisions of or constitute a default under any other agreement to which it is a party or by which any of its property is bound.

(b) Each of the Vendor and the Guarantor has the necessary corporate power to enter into this Deed and to perform its obligations under this Deed.

(c) On execution, this Deed will have been duly executed by each of the Vendor and the Guarantor and constitutes legal, valid and binding obligations, enforceable against each such person in accordance with their respective terms, except as such enforceability may be limited by equitable principles or by bankruptcy, moratorium, insolvency, reorganisation, liquidation or other laws affecting creditors' rights.

(d) No receiver or statutory or official manager has been appointed in respect of either the Vendor or the Guarantor, and no application or order has been made, or resolution passed, for the liquidation of the Vendor or the Guarantor.

(e) There is no unsatisfied judgment or award outstanding against either the Vendor or the Guarantor and no execution or process of any court or authority has been issued against or levied or enforced on either the Vendor or the Guarantor in respect of the Property or the Improvements.

(f) There are not any circumstances existing which will, or to the Vendor's or the Guarantor's knowledge with the passing of time or giving of notice or making of any court order which are reasonably likely to, result in the liquidation or dissolution of the Vendor or the Guarantor or the appointment of a receiver or statutory manager of the whole or any part of the assets of the Vendor or the Guarantor.

(g) The execution of this Deed will not:

(i) entitle any person to acquire, or to require the Vendor to dispose of, any right or benefit relating to the Property or the Improvements; or

(ii) otherwise cause or be likely to cause any material right or benefit of or relating to the Property or the Improvements to be cancelled, terminated or lost or adversely qualified or impaired.

2. GENERAL PROPERTY TITLE, ETC.

2.1 Other than pursuant to the Associated Agreements, the Vendor has unencumbered title to the Property and the Improvements.

2.2 Other than the Associated Agreements, the Vendor has not granted any mining rights or licences or any exploration licences (whether in respect of minerals, geothermal power or otherwise).

2.3 The Property is not, to the knowledge of the Vendor, likely to be subject to, erosion, avulsion, alluvion, falling debris, subsidence, inundation or slippage in each case which is expected to have a material adverse effect on the Property or the Improvements, taken as a whole.

2.4 There are no legal proceedings, court orders, injunctions, outstanding enforcement actions, orders, notices, or statutory requirements issued or threatened relating to the ownership, occupation, use, repair or maintenance of any of the Property or the Improvements of which the Vendor has received notice or is aware.

2.5 The Property is not subject to any material designation or heritage order of which the Vendor is aware.

2.6 The Vendor has not, as at the date of this Deed, given any consent or waiver in relation to any current application as at the date of this Deed under the Resource Management Act 1991 which directly or indirectly affects the Property and which has not been disclosed to the Purchaser.

3. INTERESTS

3.1 In respect of the Associated Agreements:

(a) the documents expressly disclosed by the Vendor to the Purchaser specify all the material terms applicable to the Associated Agreements;

(b) the Vendor has paid, performed and observed its material obligations under, and complied with the material requirements and restrictions specified in, the documents giving rise to the Associated Agreements;

(c) the Vendor is not aware of and has not been advised of nor received notice (formal or informal, including preliminary advice) of any dispute or threatened dispute concerning obligations or requirements under the Associated Agreements.

4. LIABILITIES

4.1 The Vendor has not given any guarantees, indemnities or letters of comfort and is not otherwise liable in any way, in respect of the obligations of any other person, which is secured over the Property and the Improvements.

4.2 To the Vendor's knowledge, other than the Associated Agreements the Vendor does not have any material commitments or unusual or actual or contingent liabilities over the Property and the Improvements that might reasonably be expected to affect the Property and the Improvements in a manner which is materially adverse to the value of the Property and the Improvements.

5. COMPLIANCE WARRANTIES

5.1 To the Vendor's knowledge, there is no Environmental Matter, and the Vendor is not in material breach of, and there is no fact or matter which might prejudice the continuance or renewal, or result in the suspension, limitation, revocation or variation in any material respect of, any Environmental Approvals, in each case in a manner which is materially adverse to the value of the Property and the Improvements taken as a whole.

5.2 To the Vendor's knowledge, the Vendor has dealt with any Contaminant deposited or discharged by it on the Property, or of which it is aware to the extent such Contaminant has a significant and adverse effect on the Environment in accordance with the requirements of all Environmental Requirements in all material respects.

5.3 To the Vendor's knowledge, there is no significant expenditure required by the Vendor to comply with actual and current requirements of any Governmental agency under Environmental Requirements.

5.4 In this **clause 5**, the following definitions apply:

(a) **Contaminant** has the meaning given to that term in section 2 of the Resource Management Act 1991;

(b) **Environment** has the meaning given to that term in section 2 of the Resource Management Act 1991;

(c) **Environmental Approvals** means all approvals, authorisations, consents, licences, clearances and exemptions required under Environmental Law in relation to the Property listed in **Schedule 5** for which the current holder is Tenon Limited or Tenon Industries Limited;

(d) **Environmental Law** means all applicable national and local legislation (including, without limitation, the Resource Management Act 1991 and the Hazardous Substances and New Organisms Act 1996), directives, and regulations, district and regional plans (including any guidelines or similar rules which have legally binding effect) which relate or apply to an Environmental Matter or the Environment and the Property;

(e) **Environmental Matter** means:

(i) non-compliance with any existing Environmental Approval;

(ii) pollution or contamination;

(iii) the disposal, release, spillage, deposit, escape, discharge, leak or emission of, contact with, or exposure of any person to, any Hazardous Substance or Waste;

(iv) the creation of existence of any noise, vibration, radiation, common law or statutory nuisance or other adverse impact on the Environment; and

(v) any other matters relating to the condition, protection, maintenance, restoration or replacement of the Environment;

(f) **Environmental Requirements** means any Environmental Law and Environmental Approvals relating to the Property;

(g) **Hazardous Substance** has the meaning given to that term in the Hazardous Substances and New Organisms Act 1996 as at the date of this Deed; and

(h) **Waste** means any waste, including any thing which is abandoned, unwanted or surplus, irrespective of whether it is capable or being recovered or recycled or has any value or not.

6. PUBLIC WORKS

6.1 To the Vendor's knowledge, the Property is not subject to or affected by any planning permission or development permit or, any proposals for road widening or subject to any order or resolution for its compulsory acquisition under the Public Works Act 1981.

6.2 The Vendor has not received notice of any order or proposal for compulsory acquisition of any of the Property or any part thereof.

7. RECORDS

7.1 The Vendor has in its possession or under its control all Records which it is bound by law to:

(a) maintain;

(b) retain either indefinitely or for a particular period.

8. LITIGATION

8.1 The Vendor is not a party to any legal action or proceedings, arbitration, or statutory or governmental inquiry of any kind in relation to the Property, the Improvements or the Associated Agreements, nor is the Vendor aware of any such legal proceedings, arbitration or inquiry which are pending or threatened against or involve the Vendor, in relation to any of the Property, the Improvements or the Associated Agreements.

9. ACCURACY OF DISCLOSED INFORMATION

9.1 To the Vendor's knowledge, the Due Diligence Material and the information contained in the Disclosure Letter was, when given, and is now, accurate and complete.

9.2 In Warranty 9.1:

(a) **"Complete"** means that all material information in the possession of the Vendor in relation to the relevant item of information has been supplied to the Purchaser or the Purchaser's Guarantor; and

(b) **"Accurate"** means that the information is not misleading in any material particular and is not misleading by way of omission

SCHEDULE 2

Property Description

Area	Lot / Section	DP /Block	CT
1299.7490 hectares	Sections 1-3	Block II Ruawahia Survey District	SA20C/1062
1469.7170 hectares	Section 3; Section 1	Block V Ruawahia Survey District; Block VI Ruawahia Survey District	SA20C/1063
2121.7668 hectares		Putauaki 1 Block	SA20C/1064
1124.2167 hectares	Section 1	Block XII Ruawahia Survey District	SA20C/1065
341.8900 hectares	Section 1	Block XV Ruawahia Survey District	SA20C/1066
321.2849 hectares		Pokohu B 1 Block	SA20C/1067
188.8022 hectares	Allotments 512 and 1505	Parish of Matata	SA20C/1068
15468.8780 hectares	Lots 5-6	South Auckland 35346 and Tarawera No 1 Block	SA48B/692
809.3713 hectares		Haehaenga No 5 Block	SA796/277
3180.8291 hectares		Haehaenga No 4 Block	SA796/278
1440.6809 hectares		Haehaenga No 1 Block	SA290/224
2433.0349 hectares	Lot 1 Lot 4 and Lot 1	DP 35345 DP 35346 DP 32183	SA48B/687
30,200.2208 hectares			

SCHEDULE 4

Improvements

1. ***Lookout***
   Two storey lookout building (built in fibrolite)
   Water tank
   Lattice work tower/aerial

   (if and to the extent owned by the Vendor)

2. *Concrete Helipad (if and to the extent owned by the Vendor)*

3. *Bridge over Tarawera River joining Waterhouse Road to the Property*

4. *Trees on Putauaki*

5. *Headquarters building*

6. *2004 plantings*

7. *Compound/fire store*

SCHEDULE 5

Environmental Approvals

Description of Approval	Approval Number	Current holder
Place and use a battery culvert over the bed of an tributary of the Kaipara Stream, divert, disturb and excavate tributary.	60912 (dated 24 July 2001)	Tiaki Plantations Company
Carry out large scale earthworks for quarrying activities	61512 (dated 28 February 2002)	Tiaki Plantations Company
Carry out large scale earthworks	60062 (dated 28 July 1999)	Tiaki Plantations Company
Remove exotic vegetation, disturb indigenous vegetation and carry out small scale earthworks	60514 (dated 23 December 1999)	Tiaki Plantations Company
Carry out large scale earthworks	62460	Tiaki Plantations Company
Place and Use a Culvert on the Bed of Okorotere Stream Excavate the Bed of the Okorotere Stream	62528	Tiaki Plantations Company
Hydro Road Bark Dump	60535 (dated 8 December 1999)	Tenon Limited
Take Water From a Spring for Domestic Use and Firefighting	02 0843	Tiaki Plantations Company
Discharge Septic Tank Treated Effluent to Ground Soakage	60816*	Tenon Industries Limited
Discharge stormwater to land in circumstances which may result in that stormwater entering the Tarawera River	02 5146	Tiaki Plantations Company
Superskid Site (wood chipper and debarking operation	4965/0296/E00	Tenon Limited
Reconstruct and use a structure over the bed of Waiauto stream	50157*	Tenon Industries Limited
Reconstruct and maintain a structure over the bed of Mangate stream	60424*	Tenon Industries Limited

*To be transferred unless properly transferred to Tiaki Plantations Company in which case they are to be transferred to Tiaki Plantations Company.

SCHEDULE 6

Superskid Licence Term Sheet

TARAWERA FORESTS – SUPERSKID LICENCE TERM SHEET

Parties	Tarawera Land Company Limited ("Licensor"). Tenon Limited or its Related Company being the entity that is operating the Kawerau Sawmill ("Licensee"). The Licence will be conditional upon Completion occurring under the Deed recording Agreement for the Sale and Purchase of Tarawera Forest (the Deed).
Superskid Site	Three areas as shown outlined in red on the map attached comprising approximately 8 hectares ("Site") (subject to measurement based on TFL Forestry Right Plan), being part of the Licensor's land known as the Tarawera Forest (as shown on the attached plan) ("Tarawera Forest") which are subject to access rights contained in a Forestry Right granted by the Licensor to Tiaki Plantations Company ("Grantee") ("Forestry Right").
Access	The Licensee acknowledges that the Licensor has granted access rights to the Grantee of the Forestry Right and that the Grantee controls the use of roads within the Tarawera Forest, (in the manner described in the Forestry Right (including the controlling of unauthorised third party access to the Forest)) during the term of the Forestry Right but providing for other forestry operators also have a right to use on certain terms and conditions. The Licensee has the right to have reasonable access to the Site, (including via Tarawera and Mitchell Roads), subject to: (a) paying a reasonable proportion of maintenance and other costs necessary to keep the roads and bridges in a good state of repair, based on the Licensee's usage of the roads; (b) complying with any reasonable requirements of the Grantee in respect of such usage; and (c) the Grantee may limit access in times of high fire danger.
Mills	Means the Kawerau Sawmill and Remanufacturing Mill currently at Kawerau, Rainbow Mountain Sawmill currently at Rainbow Mountain, the Taupo Sawmill currently at Taupo.
Term	3 years less one day commencing on the Completion Date under the Deed ("Commencement Date"). The Licensee is to apply for OIC consent (at its cost in all things and providing copies of the application to the Licensor) for grant of a substitute licence for a total term of 6 years, i.e. three years with right of renewal for a further three years and if OIC consent is given then the parties will enter into a substitute licence for the longer term not exceeding six years.
Licence Fee	$5,000.00 plus GST per hectare per annum to be paid monthly in advance.
Licence Fee Review	The Licence Fee shall be increased for inflation in each December in accordance with the average of movements in the Consumer Price Index and the Producer Price Index (Forestry) over the previous year, with the first review to take effect from 1 January 2005. Method of review to be the same as set out in clause 4.2(b) of the Forestry Right. Subject to renewal, the Licence Fee shall be reviewed to the higher of the Licence Fee determined in accordance with the foregoing criteria of the then current market licence fee taking into account the nature of the Site and its alternative uses (including the absence of any power, infrastructure or sealed roads). Under no circumstances is the Licence Fee to be less than that payable immediately preceding that review date.

Licensee's Rights	The Licensor grants to the Licensee a licence to use the Site for the purposes set out in the Resource Consents for the Site being for materials from the Mills and/or logs owned by the owner(s) of the Mills (only) the following purposes: (a) as a surge stockpile area for storage of untreated sawdust and other sawmilling residues; (b) for stacking of logs to be processed on the Site into wood chips; (c) for operation of chippers; and (d) for works incidental to carry out the above uses.
Rates and Other Outgoings	The Licensee must pay all rates, taxes, levies, assessments and similar outgoings levied in respect of the land (the Licensee's share to be based upon the proportion which the area of the Site bears to the total area of the land on which such outgoings are levied) and use of the land by the Licensee to be invoiced by the Licensor or the Grantee of the Forestry Right.
Risk	Loss, damage or destruction, however caused, shall be at the risk of the Licensee.
Licensee's Covenants	(a) Usual obligations to keep and maintain the Site and all improvements on it in safe, good and tidy condition, at its own expense; (b) Not to make any additions or alterations to the Site and not to construct or install any equipment on the Site without the Licensor's consent (which may be refused on any grounds, particularly if the construction of any improvement that cannot be removed/rehabilitated) provided that the Licensee shall be permitted to use on the Site (without the Licensor's consent) any equipment required by the Licensee for the operation of the Site in accordance with the Licensee's Rights and otherwise in accordance with the RC; (c) Comply with all relevant statutes and by-laws which affect the Sites and the Licensee's use of the Site; (d) Comply with resource consent 4965/0296/E00 ("RC") at its cost including: (1) The Licensee shall provide copies to the Licensor of the same, and any material notices or information as to compliance of the same, to the Licensor; (2) Shall not alter, vary or extend the RC without the written consent of the Licensor not to be unreasonably withheld where it does not materially increase the permitted use or the extent of the Licensee's operations on the Site; (3) No contaminated material (such as (without limitation) chemically treated timber or other chemically treated materials) or ferous material to be brought on the Site (fuel oil accepted where stored as appropriate); (4) Shall remove from the Site any materials that do not comply with this License and/or the RC; (5) Shall provide annual audits (from an independent auditor in the manner currently being conducted by the Licensee) as to compliance with the RC and to carry out all works outlined in respect of such audit as being required to ensure continued compliance with the RC. (e) Obtain and comply, at its cost, with any other necessary resource and regulatory consents or permits required by the Licensee to operate the

		Site in accordance with this Licence provided that the Licensor acknowledges that it shall not be entitled to terminate this Licence in the event a further resource or regulatory consent is required and the Licensee applies for such approval or consent.
	(f)	Not remove from the Site any minerals (including precious metals, oil and geothermal steam) or artefacts found on the Site, (giving notice to the Licensee of the same) ownership of which shall remain with the Licensor;
	(g)	Not cause damage, nuisance or injury to the neighbours of the Site, including (without limitation) managing and operating the Site to minimise dust, noise and fire risk from sawdust piles (provided that this does not impose any greater obligation on the Licensee in respect of dust and noise than the requirements of the RC);
	(h)	Take out and maintain public liability insurance to the minimum value of $10,000,000 with a policy extension for a minimum of $1,000,000 for firefighting ;
	(i)	Indemnify the Licensor against actions, claims, demands, proceedings, damages, costs charges, expenses, losses and liabilities which the Licensor may incur by reason of the activities of the Licensee in breach of the Licence and/or the RC;
	(j)	If required by the Licensor, at termination, or expiry, of the term of the Licence, to remove all logs, material piles of chips or sawdust and equipment and rehabilitate the Site to a plantable state (in accordance with sound commercial forestry practice for similarly compacted sites), such rehabilitation taking into account the requirements of the RC, EBOP and any authority having jurisdiction over the Site. The Licensor acknowledges that the Site has been compacted and that the Licensee shall not be liable in any way to the Licensor for the growth or other characteristics of trees planted on the Site;
	(k)	The Licensee is not to store or bury any rubbish or other material (other than the material permitted under the terms of the Licence) on the Site;
	(l)	Any fuel or chemicals must be stored appropriately and in accordance with all applicable statutory or regulatory requirements.
Assignment and Sublicence	1.	The Licence is personal to the Licensee while it is the owner and operator of the Kawerau Sawmill and may not be sold, assigned, transferred, sub leased, sublicensed or mortgaged (other than is provided in 2 or 4) (or in any way part with possession) without the Licensor's consent, whose consent may not be unreasonably withheld or delayed where: (a) there are no unremediated material breaches of the Licence; (b) any assignee / transferee is suitably solvent and able to perform its obligations under such Licence; (c) such assignee / transferee enters a deed of covenant to perform the Licensee's obligations (in a form to be approved by the Licensor acting reasonably), such Deed to be prepared at assignee's cost. PROVIDED THAT on a sale of the Kawerau Mill the Licensee shall be permitted to novate and transfer the Licence to any owner and operator of the Kawerau Mill that satisfies the criteria set out in (a) to (c) above. The Licensee shall provide to the Licensor reasonable notice of such novation or transfer together with reasonable evidence of the satisfaction of the criteria set out in (b) above and the details of the transferee / assignee.
	2.	It is acknowledged that the chippers on the Site are operated by Mike Lambert Limited for the Licensor. This chipper is operated for both the Licensee and also processes third party wood. Notwithstanding this, the

	Licensee shall be responsible for all matters under this Licence and in respect of the use and occupation of the Site. 3. Any change in the effective control of the Licensee (other than any change of control of a listed company) shall be deemed to be an assignment, transfer and / or parting with possession by the Licensee in breach of this covenant. 4. It is acknowledged that if any or all of the Mills may be sold by Tenon and then be in diverse ownership and white products (as described under "Licensee's Rights") may be forwarded to the Site from the Mills (while they are operating), this Licence shall be solely for the owner / operator of the Kawerau Sawmill (as a Head Licensee), who may sub-licence to the individual owners / operators of those other Mills on terms and conditions consistent with the Head Licence. Any change in the effective control of the Licensee (other than that of a listed company) shall be deemed to be an assignment, transfer and/or parting with possession by the Licensor in breach of this covenant.
Removal of Improvements	The Licensee may, and if required by the Licensor shall, remove all the Licensee's improvements (if any) at the expiry or sooner determination of the Licence provided that the Licensee shall not be required to remove any metal placed on the surface of the Site.
Early Termination	This Licence shall terminate should the Kawerau Mill cease to operate provided that if another Mill continues to operate this Licence may be assigned to the owner/operator of any such Mill as "Head Licensee" or any one of them in respect of the Mill so ceasing to operate.
Land Required by Local Authority or Crown	If the land is taken by a local authority or the Crown pursuant to a statutory power, any compensation for any minerals or for the land, or any other compensation, belongs to the Licensor. Any compensation paid for the Licensee's buildings or improvements belongs to the Licensee except to the extent that such improvements were required by the Licensor to be left on the Site on termination, in which case the compensation must be paid to the Licensor.
Default	If the Licensee defaults in the performance of its obligations, the Licensor may enter the land and carry out that obligation, and recover the costs of carrying out such obligation. The Licensor shall be entitled to forfeit this Licence if the Licensee has (a) not taken reasonable steps to remedy any default (other than a default as to a payment obligation) within 28 days of notice from the Licensor requiring such default to be remedied or at the earlier date when the Licensee first became aware of the breach or default; (b) not made payments due and payable under this Licence within 14 days of due date.
Interest	Interest on late payments by the Licensor or the Licensee (as the case may be) will be payable at the rate of 90 day bank bill rate plus 5% per annum.
Licensor's covenants	The Licensor must not interfere with the Licensee's operations, or create any other nuisance.

Force Majeure	If a party is materially prevented from performing its obligations by a force majeure event (which includes, war, flood, storm, earthquake, volcanic activity, fire, the taking of the whole land by any local authority or department of state, disease, epidemic, wind or similar causes), then the party's obligations will be suspended for the duration of the event, and the parties will consult in good faith as to whether this forestry right may be terminated (by agreement between the parties) if it appears that event will subsist to frustrate the forestry right. For the purposes of the force majeure provisions, the solvency of a party shall be deemed to be within that party's reasonable control and is not a force majeure event. Force majeure shall not excuse the non-payment of any money due or which becomes due under the agreement where the obligation to pay arose before the occurrence of the event of force majeure.
Dispute Resolution	A party claiming that a dispute has arisen concerning the agreement must give notice to the other party specifying the matter in dispute. The parties will use their best endeavours to resolve the dispute by negotiation in good faith. If the dispute cannot be resolved within twenty (20) business days after the date of the notice referred to above, the dispute will be referred to arbitration by a sole arbitrator under the provisions of the Arbitration Act 1996. The arbitrator will be agreed upon between the parties within ten (10) business days of written notice, or failing agreement, will be nominated by the President of the New Zealand Law Society. Nothing in this clause will prevent any party commencing any legal proceedings for urgent or injunctive relief.
Governing Law	The law applicable to the agreement, including all submissions to arbitration, shall be the law of New Zealand. The parties irrevocably and unconditionally agree to submit to be and be bound by the non-exclusive jurisdiction of the courts and tribunals of New Zealand.
Form of Licence	The Licensee is to enter into a Deed of Licence reflecting the above terms and conditions, prepared by the Licensor.

SCHEDULE 7

Hydro Road Bark Dump Term Sheet

TARAWERA FORESTS – Hydro Rd Sawmill Residue Disposal Site LICENCE TERM SHEET

Parties	Tarawera Land Company Limited ("Licensor"). Tenon Limited or its Related Company being the entity that is operating the Mill ("Licensee"). The Licence will be conditional upon Completion occurring under the Deed recording Agreement for the Sale and Purchase of Tarawera Forest (the Deed).
Hydro Rd Residue disposal Site	Areas as shown outlined in red on the map attached comprising approximately 4.8 hectares ("Site") (subject to measurement based on the TFL Forestry Right Plan) being part of the Licensor's land known as the Tarawera Forest and situated on the shoulder of Mt Putauaki (as shown on the attached plan) ("Tarawera Forest") which is subject to access rights contained in a Forestry Right granted by the Licensor to Tiaki Plantations Company ("Grantee") ("Forestry Right").
Access	The Licensee acknowledges that the Licensor has granted access rights to the Grantee of the Forestry Right and that the Grantee controls the use of roads within the Tarawera Forest, (in the manner described in the Forestry Right (including the controlling of unauthorised third party access to the Forest)) during the term of the Forestry Right but providing for other forestry operators also have a right to use on certain terms and conditions. The Licensee has the right to have reasonable access to the Site, (including via Hydro, Matata East and McKee Roads), subject to: (a) paying a reasonable proportion of maintenance and other costs necessary to keep the roads and bridges in a good state of repair, based on the Licensee's usage of the roads; (b) complying with any reasonable requirements of the Grantee in respect of such usage; and (c) the Grantee may limit access in times of high fire danger.
Mill	Means the existing Kawerau Sawmill at Kawerau.
Term	3 years less one day commencing on the Completion Date under the Deed ("Commencement Date"). The Licensee is to apply for OIC consent (at its cost in all things and providing copies of the application to the Licensor) for grant of a substitute licence for a total term of six years i.e. three years with a right of renewal for a further three years. If OIC consent is given, then the parties will enter into a substitute licence for the longer term not exceeding six years.
Licence Fee	$3,500.00 plus GST per hectare per annum, to be paid monthly in advance.
Licence Fee Review	The Licence Fee shall be increased for inflation in each December in accordance with the average of the movements in the Consumer Price Index and the Producer Price Index (Forestry) over the previous year, with the first review to take effect from 1 January 2005. Method of review to be the same as set out in clause 4.2(b) of the Forestry Right. Subject to renewal, the Licence Fee shall be reviewed to the higher of the Licence Fee determined in accordance with the foregoing criteria or the then current market licence fee taking into account the nature of the Site and its alternative uses (including the absence of any power, infrastructure or sealed roads). Under no circumstances is the Licence Fee to be less than that payable immediately preceding that review date.

Licensee's Rights	The Licensor grants to the Licensee an exclusive licence to use the Site solely: (a) to landfill soil and gravel contaminated bark, wood fibre, wood chip, sawdust and small wood off-cuts from yard sweepings and scrapings (Kawerau wood residue) from sawmilling activities at the Mill as prescribed in the Resource Consent 60595 attached ("RC"); (b) for works required in connection with the RC. (The Licensee acknowledges that the Site is close to a waahi tapu site (as shown on the attached map showing the Site).
Rates and Other Outgoings	The Licensee must pay all rates, taxes, levies, assessments and similar outgoings levied in respect of the land (the Licensee's share to be based upon the proportion which the area of the Site bears to the total area of the land on which such outgoings are levied) and use of the land by the Licensee to be invoiced by the Licensor or the Grantee.
Risk	Loss, damage or destruction, however caused, shall be at the risk of the Licensee.
Licensee's Covenants	(a) Usual obligations to keep and maintain the Site and all improvements on it in safe, good and tidy condition, at its own expense; (b) Not to make any additions or alterations to the Site other than to comply with the RC conditions and not to construct or install any equipment on the Site without the Licensor's consent (which may be refused on any grounds, particularly if the construction of any improvement that cannot be removed/rehabilitated) provided that the Licensee shall be permitted to use on the Site (without the Licensor's consent) any equipment required by the Licensee for the operation of the Site in accordance with the Licensee's Rights and otherwise in accordance with the RC; (c) Comply with all relevant statutes and by-laws which affect the Site and the Licensee's use of the Site; (d) Comply with RC (to the extent it applies to the Site) at its cost including: (1) The Licensee shall provide copies to the Licensor of the same, and any material notices or information as to compliance of the same, to the Licensor; (2) not to vary or extend the RC without the written consent of the Licensor consent not be unreasonably withheld where such variation or extension does not materially increase the permitted use or the extent of the Licensee's operations on the Site; (3) no chemically treated wood, anti-sapstain contaminated bark, domestic waste, packaging material, paint cans and waste oil is to be deposited on or into the Site. The Licensee shall nominate a person at the Mill responsible for ensuring compliance with the Licensee Covenants particularly to ensure no material is deposited other than is permitted; such nominee is to be notified in respect of any breach in relation to material being deposited at the Site which is not permitted; (4) Licensee to complete annually at its cost independent audits of the Site as to compliance with the RC in the manner currently being undertaken by the Licensee and to carry out all works outlined in respect of such audit as being required to ensure continued compliance with the RC; (5) Licensee is responsible and liable, at its cost, to remove any material that it has been deposited on the Site that does not comply with the RC and this Licence where such material has

	2. Any change in the effective control of the Licensee (other than any change of control of a listed company) shall be deemed to be an assignment, transfer and / or parting with possession by the Licensee in breach of this covenant.
Early Termination	This Licence shall terminate should the Mill cease to operate.
Land Required by Local Authority or Crown	If the land is taken by a local authority or the Crown pursuant to a statutory power, any compensation for any minerals or for the land, or any other compensation, belongs to the Licensor.
Default	If the Licensee defaults in the performance of its obligations, the Licensor may enter the land and carry out that obligation, and recover the costs of carrying out such obligation. The Licensor shall be entitled to terminate this Licence if the Licensee has: (a) Subject to paragraph (b), not taken reasonable steps to remedy any default (other than a default as to a payment obligation) within 28 days of notice from the Licensor requiring such default to be remedied or at the earlier date when the Licensee first became aware of the breach or default (b) on more than three occasions in any twelve month period during the term of the Licence wilfully defaulted in relation to its obligations to deposit only permitted materials on the Site in a material manner, in each case whether or not such default has been remedied by the removal of the offending material; (c) not made payments due and payable under this Licence within 14 days of due date.
Interest	Interest on late payments by the Licensor or the Licensee (as the case may be) will be payable at the rate of 90 day bank bill rate plus 5% per annum.
Licensor's covenants	The Licensor must not interfere with the Licensee's operations, or create any other nuisance. The Licensor is to operate a reasonable mechanism for restricting and monitoring access to the Site for parties other than the Licensee.
Force Majeure	If a party is materially prevented from performing its obligations by a force majeure event (which includes, war, flood, storm, earthquake, volcanic activity, fire, the taking of the whole land by any local authority or department of state, disease, epidemic, wind or similar causes), then the party's obligations will be suspended for the duration of the event, and the parties will consult in good faith as to whether this forestry right may be terminated (by agreement between the parties) if it appears that event will subsist to frustrate the forestry right. For the purposes of the force majeure provisions, the solvency of a party shall be deemed to be within that party's reasonable control and is not a force majeure event. Force majeure shall not excuse the non- payment of any money due or which becomes due under the agreement where the obligation to pay arose before the occurrence of the event of force majeure.
Dispute Resolution	A party claiming that a dispute has arisen concerning the agreement must give notice to the other party specifying the matter in dispute. The parties will use their best endeavours to resolve the dispute by negotiation in good faith. If the dispute cannot be resolved within twenty (20) business days after the date

	of the notice referred to above, the dispute will be referred to arbitration by a sole arbitrator under the provisions of the Arbitration Act 1996. The arbitrator will be agreed upon between the parties within ten (10) business days of written notice, or failing agreement will be nominated by the President of the New Zealand Law Society. Nothing in this clause will prevent any party commencing any legal proceedings for urgent or injunctive relief.
Governing Law	The law applicable to the agreement, including all submissions to arbitration, shall be the law of New Zealand. The parties irrevocably and unconditionally agree to submit to be and be bound by the non-exclusive jurisdiction of the courts and tribunals of New Zealand.
Form of Licence	The Licensee is to enter into a Deed of Licence reflecting the above terms and conditions, prepared by the Licensor.

SCHEDULE 8

Access Licence Term Sheet

PART A:

Farm Road:

Grant of access: With effect from the date the Farm Road Deed of Grant is assigned or novated to Tarawera Land Company Limited (the "Licensor") under the Deed recording Agreement for the Sale and Purchase of the Tarawera Forest, the Licensor agrees to substitute for Tarawera Forests Limited in respect of the access licence granted by Tiaki Plantations Limited and Tarawera Forests Limited (as joint grantors) to Tenon and its Related Companies (together with their agents, contractors, etc) over Farm Road. If such a licence has not already been granted to Tenon Limited and its Related Companies, the Licensor agrees to grant (as a joint grantee with Tiaki Plantations Company) to Tenon Limited and its Related Companies, and their employees, managers, agents and contractors, access over Farm Road on the same terms and conditions as agreed between Tiaki Plantations Company and Tenon Limited and its Related Companies at the relevant time.

PART B:

Tarawera Roading Infrastructure

"**Tenon Access Licensee**" means the Tenon entity that owns and operates the Mills.

"**Mills**" means the Kawerau Sawmill, the Rainbow Mountain Sawmill, the Taupo Mill and the Mt Maunganui Plywood Mill.

Grant of access: With effect from the termination or expiry of the TFL Forestry Right, the Licensor agrees to grant to the Tenon Access Licensee and their employees, managers, agents and contractors, rights of access to the roading infrastructure on or passing through the Property owned by the Licensor (including, without limitation, McKee Road and Tarawera Road) (the **Roading Infrastructure**).

Term of Access: 1. In the event of early termination of the TFL Forestry Right, such grant is to be for a term co-incident with the term of the TFL Forestry Right had it not been terminated early and otherwise on the terms and conditions for access set out in the access arrangements granted by the grantee of the TFL Forestry Right to the Tenon Access Licensee; and

2. Thereafter, provided that access is being granted, or the Licensor is prepared to grant access, over any part of the Roading Infrastructure to genuine non-related third party users for the carriage or transport of goods on a commercial basis (other than a party that is then operating the forest on the Property) (the **Third Party Users**), then access arrangements in respect of the Roading Infrastructure must be offered to the Tenon Access Licensee as owner(s) of the Mills (on a several basis) for the longest term (including any renewal periods) as the Licensor has at that time granted access to a Third Party User with the intent that the owner(s) will have access to the Roading Infrastructure at all times whilst access is being made available to Third Party Users. The Licensor shall provide reasonable evidence of the terms of such access licences granted to all Third Party Users. At the expiry of the term of any grant to the Tenon Access Licensee (including any renewal periods), the Licensor shall continue to grant to the Tenon Access Licensee continued access to the Roading Infrastructure for further terms so long as the Licensor is granting, or is prepared to grant, access to other Third Party Users. The Licensor shall only be entitled to terminate the period of access of the Tenon Access Licensee where it has determined to close the Roading Infrastructure to all Third Party Users either permanently or indefinitely (and not for temporary reasons such as maintenance) . Any determination made to close the Roading Infrastructure must be made by the Licensor in good faith and not with the intention of denying access to the Tenon Access Licensee in circumstances where other Third Parties Users will or may continue to have access to the Roading Infrastructure. The Licensor must give not less than 12 months' written notice to the Tenon Access Licensee that it is proposing to close the Tarawera Roading Infrastructure to Third Party Users. If, having determined to close the Roading Infrastructure the Licensee subsequently re-opens access to Third Party Users, then the Tenon Access Licensee's rights to access shall revive.

Use: Access over the Tarawera Roading Infrastructure shall be for the carriage of timber, timber products and residues of sawmilling activities (e.g. sawdust) of the Tenon Access Licensee, being goods related to the Tenon Access Licensee's business at the respective Mills.

Other terms: Tenon Access Licensee and the Licensor will negotiate in good faith and agree upon the terms and conditions of such access arrangements not explicitly set out herein on the basis of the rights of access set out above, the Principles of Access in Part C and on such other terms and conditions agreed by Tenon Access Licensee and the Licensor (taking into account what would be considered commercially reasonable at the time the TFL Forestry Right is terminated or expires) but to otherwise be on no more onerous terms than those terms that are being provided by the Licensor to such other Third Party Users (on an arms length commercial basis) (but for the purposes of assessing such terms no account shall be taken to terms agreed to by the Licensee with third parties who are associated with/related to the Licensor and/or its shareholders and/or any term with third parties who are to operate the commercial forest on the Property).

If the parties (including Tenon Access Licensee) are unable to agree the terms and conditions of the licence referred to above, then such terms and conditions shall be determined by an appropriately qualified independent expert, who is mutually acceptable to the Tenon Access Licensee and the

Licensor, or failing agreement within five Business Days, as appointed by the Chairman of the Consultants Committee of the New Zealand Institute of Forestry. The expert shall act as an expert and not as arbitrator, and the costs of the expert shall be borne equally by Tenon Access Licensee, as one party, and the Licensor as the other party. The obligations in this clause survive termination of this Agreement for any reason whatsoever. The expert shall be instructed to formulate terms reflecting an on arms length commercial basis, subject to the Term, Use, Transfer/Assignment and Principles of Access set out herein.

Transfer/Assignment: The Licence is personal to the Tenon Access Licensee while it is the owner and operator of the Mills and may not be sold, assigned, transferred, sublicensed, subleased, mortgaged or in any way part with possession without the Licensor's consent, whose consent shall not be unreasonably withheld where:

(a) there are no unremediated material breaches of the Licence;

(b) any assignee/transferee is suitably solvent and able to perform its obligations under such Licence;

(c) the assignee / transferee enters into a deed of covenant (in a form approved by the Licensor acting reasonably) to perform the covenants of the Licensee under the Licence in respect of the relevant Mill;

(d) all costs in respect of the transfer/assignment and/or novation shall be paid by the assignor.

Any sale of shares in the Licensee which changes the effective control of the Licensee (other than a change of control of a listed company) shall be deemed to be an assignment and parting with possession in breach of this covenant.

PROVIDED THAT on sale of any of the Mills the Licensor agrees to grant and novate a licence for access to any such owner and operator of any such individual Mill that satisfies the criteria set out in (a) to (d) above on the same terms and conditions herein for the carriage of goods transported to and from such Mill (and as otherwise described above) so that there may be separate licences relating to the owner of each such Mill for that Mill. The Licensee shall provide to the Licensor reasonable notice of such novation or transfer together with reasonable evidence of the satisfaction of the criteria set out in (b) above and the details of the transferee / assignee.

PART C:

Principles of Access:

1. Charges for access and usage (which shall include an apportioned contribution to maintenance and repair if the Licensor is to assume the obligation in Principle 2) to be on commercially reasonable terms inclusive of reviews of the same manner as provided in contracts with Third Party Users on commercial arms-length basis. For the avoidance of doubt, the Licensor shall not be entitled to charge the Licensee directly for access and usage of the Roading Infrastructure during the term of the TFL Forestry Right (no double-dipping).

2. The Licensor to be responsible for maintenance of roading infrastructure and any upgrade it wishes to undertake except where damage is caused by the user (other than fair wear and tear) in which case the Tenon Access Licensee shall repair such roading infrastructure to the same condition as prior to the damage (acknowledging that the Licensor may contract out such maintenance to a third party forest operator on the Land in a similar manner to the Forestry Right).

3. No obligation on the Licensor to retain or construct any particular road – the Tenon Access Licensee shall have access over such roads as the Licensor has the right to grant access rights to.

4. The Tenon Access Licensee will comply with the Licensor's reasonable road user rules, including reasonable health and safety directions and restrictions and as may be necessary for fire protection purposes.

5. Arrangements will reflect anticipated usage and will be renegotiated if any material increase in usage is required, and will be reasonable but may not materially adversely affect the intended use by the Tenon Access Licensee.

SCHEDULE 9

GST Deed

Deed

relating to

Assignment of GST Input Tax Credit

Tarawera Land Company Limited

Assignor

and

Tarawera Forests Limited

Assignee

Date

Contents

This **Deed** is made on

between (1) **Tarawera Land Company Limited (Assignor)**

and (2) **Tarawera Forests Limited (Assignee)**

Introduction

A. The Assignee carries on a forestry business.

B. The parties have entered into the Sale Agreement under which the Assignee has agreed to sell the Property and the Improvements to the Assignor.

C. The Inland Revenue Department has agreed to allow the GST liability payable by the Assignee to the Inland Revenue Department and the corresponding and equivalent GST input tax credit available to the Assignor to be offset.

D. Further to the Sale Agreement, the parties have agreed to the assignment of the GST Credit as set out below.

It is agreed

Definitions

In this Deed, unless the context otherwise requires:

GST Credit means the input tax credit that the Assignor is entitled to claim in respect of the supply of the Property and the Improvements by the Assignee under the Sale Agreement; and

Sale Agreement means the Deed recording Agreement for the Sale and Purchase of Tarawera Forest dated **[xxxxx]** October 2004 between the Assignor, the Assignee, Tenon Manufacturing Limited and Maori Investments Limited.

Unless otherwise specified, capitalised terms have the same meaning in this Deed as in the Sale Agreement.

1. The Assignment

(a) Pursuant to clause 3.4 of the Sale Agreement, the Assignor hereby irrevocably and unconditionally assigns to the Assignee the GST Credit.

(b) The Assignee accepts such assignment.

2. Further assurances

The Assignor will do all things necessary to permit the Assignee to obtain the full benefit of the GST Credit, including executing any further documents or instruments necessary to vest the full benefit of the GST Credit in the Assignee.

3. **Counterparts**

(a) This Deed may be executed in any number of counterparts each of which is to be deemed an original, but all of which together are to constitute a single instrument.

(b) A party may enter into this Deed by executing any counterpart.

(c) This Deed may be executed on the basis of an exchange of facsimile copies and execution of this Deed by such means is to be a valid and sufficient execution.

Execution

Executed as a deed.

Tarawera Land Company Limited by

Director	Director
Print Name	Print Name

Tarawera Forests Limited by

Director	Director
Print Name	Print Name

SCHEDULE 10
IRD Confirmation Letter

[ON IRD LETTER HEAD]

Date

Tarawera Land Company Limited

Tarawera Forests Limited
C/ - Willy Sussman, Bell Gully
PO Box 4199
Auckland

Dear Sirs

GST OFFSET OF INPUT TAX CREDIT AGAINST LIABILITY IN RESPECT OF TRANSFER OF TARAWERA FORESTS

I refer to your letter dated *[being a covering letter]* regarding the sale of certain forestry assets by Tarawera Forests Limited (**TFL**)] to Tarawera Land Company Limited (the **Purchaser**) pursuant to a Deed recording Agreement for the Sale and Purchase of Tarawera Forest dated [**insert date**] October 2004 (the **Agreement**).

I confirm that in accordance with the Deed of Assignment of Input Tax Credit signed by the Purchaser and TFL and dated *[to be inserted]*, the Department has applied the refund of *[$to be inserted]* that would otherwise have been paid to the Purchaser towards TFL's (or its representative member's) obligation to pay GST in respect of the period in which the supply made under the Agreement was made.

Yours faithfully

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